

January 7, 2011

Mr. R. David Yost
Chief Executive Officer
AmerisourceBergen Corp.
1300 Morris Drive
Chesterbrook, PA 19087-5594

> **Re:** **AmerisourceBergen Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 23, 2010**
> **File No. 001-16671**

Dear Mr. Yost:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements, page 43

Note 14. Business Segment Information, page 66

1.   We note that you aggregate your three operating segments into one reportable segment pursuant to FASB ASC 280 due to their similar economic characteristics. We further note on page 67 that beginning in fiscal 2011, certain specialty service businesses within AmerisourceBergen Specialty Group ("ABSG") will be combined to form the operations of AmerisourceBergen Consulting Services ("ABCS"). Please tell us if ABCS will become a new operating and reportable segment in fiscal 2011 and, if not, explain to us your basis under FASB ASC 280 for not presenting ABCS as a reportable segment.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services